SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 3)

DEPOMED, INC.

(Name of Subject Company (Issuer))

Diosail Merger Corporation

(Name of Offeror)

A Wholly-Owned Subsidiary of

Horizon Pharma Public Limited Company

(Name of Offerors)

(Names of Filing Persons (identifying status as offeror, issuer or other person))

Common Stock, no par value

(Title of Class of Securities)

249908104

(CUSIP Number of Class of Securities)

Timothy P. Walbert

Horizon Pharma plc

Connaught House, 1st Floor

1 Burlington Road, Dublin 4, Ireland

011 353 1 772 2100

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the filing person)

Copies to:

Barbara Borden Kay Chandler Sean Clayton Cooley LLP 4401 Eastgate Mall San Diego, California 92121 Telephone: (858) 550-6000	Rodd M. Schreiber Richard J. Grossman Skadden, Arps, Slate, Meagher & Flom LLP 155 N. Wacker Drive Chicago, Illinois 60606 Telephone: (312) 407-0700

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$2,233,908,319.56	$259,580.15

(1)	Pursuant to Rule 0-11 under the Securities Exchange Act of 1934, as amended, which we refer to as the Exchange Act, and solely for the purpose of calculating the filing fee, the market value of the securities to be received was calculated as the product of (1) 84,521,692 shares of common stock, no par value, of Depomed, Inc., which we refer to as Depomed, and which common stock we refer to as Depomed common stock (being the sum of (i) 60,311,961 shares of Depomed common stock outstanding as of July 30, 2015 (as reported in Depomed’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2015), (ii) 6,748,006 shares of Depomed common stock issuable upon the exercise of outstanding stock options as of December 31, 2014 (as reported in Depomed’s Annual Report on Form 10-K for the year ended December 31, 2014), (iii) 544,464 shares of Depomed common stock subject to restricted stock awards as of December 31, 2014 (as reported in Depomed’s Annual Report on Form 10-K for the year ended December 31, 2014), and (iv) 19,167,261 shares of Depomed common stock issuable upon the conversion of Depomed’s outstanding convertible notes assuming that all such notes are converted after the completion of the offer on the expiration date but prior to the consummation of the second-step merger, and that Depomed elects to settle such notes using only shares of Depomed common stock (and for purposes of such settlement such shares are valued at $33.00 per share), less 2,250,000 shares of Depomed common stock in which Horizon Pharma, Inc. has an ownership interest, which will not be tendered in the offer and will be cancelled in any merger with Depomed) and (2) the average of the high and low sale prices of Depomed common stock as reported on the NASDAQ Global Select Market on September 4, 2015 ($26.43).
(2)	Computed in accordance with Rule 0-11 under the Exchange Act to be $259,580.15, which is equal to 0.0001162 multiplied by the proposed maximum aggregate offering price of $2,233,908,319.56.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $259,580.15	Filing Party: Horizon Pharma Public Limited Company
Form of Registration No. Form S-4	Date Filed: September 8, 2015

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This Amendment No. 3 to the Tender Offer Statement on Schedule TO amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities Exchange Commission on September 8, 2015 (as amended and together with any subsequent amendments and supplements thereto, the “Schedule TO”) by Horizon Pharma Public Limited Company, a public limited company formed under the laws of Ireland (“Horizon”), and Diosail Merger Corporation, a California corporation and a wholly owned subsidiary of Horizon (“Purchaser”). The Schedule TO relates to the offer by Horizon, through Purchaser, to exchange each issued and outstanding share of common stock, no par value (including the associated rights to purchase preferred stock, the “Depomed common stock”), of Depomed, Inc., a California corporation (“Depomed”), that is validly tendered and not properly withdrawn prior to the expiration date, for 0.95 ordinary shares of Horizon, nominal value $0.0001 per share (including any cash paid in lieu of a fractional Horizon ordinary share), subject to the procedures described in (1) the Offer to Exchange, dated September 25, 2015 (the “Offer to Exchange”), and (2) the related Letter of Transmittal (the offer reflected by such terms and conditions, as they may be amended, supplemented or extended from time to time, constitutes the “Offer”).

On September 25, 2015, Horizon filed Amendment No. 1 to its Registration Statement on Form S-4 (the “Registration Statement”), of which the Offer to Exchange forms a part. The terms and conditions of the Offer are set forth in the Offer to Exchange and the related Letter of Election and Transmittal, which are set forth as Exhibits (a)(4)(A) and (a)(1)(A) to the Schedule TO.

All information contained in the Offer to Exchange and the Letter of Election and Transmittal, and any prospectus supplement or other supplement thereto related to the Offer, is hereby expressly incorporated herein by reference in response to all items in the Schedule TO, and as more precisely set forth below.

All capitalized terms used in this Amendment No. 3 and not otherwise defined have the respective meanings ascribed to them in the Schedule TO.

Items 1 through 11.

Items 1 through 11 of the Schedule TO are hereby amended and supplemented as set forth in the Offer to Exchange, which is filed as Exhibit (a)(4)(A) hereto.

Item 12. Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented as follows:

EXHIBIT NO.	DOCUMENT

(a)(4)(A)	Offer to Exchange, dated September 25, 2015.**

(a)(5)(C)	Investor presentation first used by Horizon Pharma Public Limited Company on September 17, 2015, as amended.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Diosail Merger Corporation

By:	/s/ Timothy P. Walbert
Name:	Timothy P. Walbert
Title:	Chairman, President and Chief Executive Officer

Horizon Pharma plc

By:	/s/ Timothy P. Walbert
Name:	Timothy P. Walbert
Title:	Chairman, President and Chief Executive Officer

Date: September 25, 2015

EXHIBIT INDEX

EXHIBIT NO.	DOCUMENT

(a)(1)(A)	Form of Letter of Transmittal.*

(a)(1)(B)	Form of Notice of Guaranteed Delivery.*

(a)(1)(C)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(D)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(4)(A)	Offer to Exchange, dated September 25, 2015.**

(a)(5)(A)	Press Release, dated September 8, 2015.***

(a)(5)(B)	Letter to Depomed, Inc. Shareholders, dated September 10, 2015.***

(a)(5)(C)	Investor presentation first used by Horizon Pharma Public Limited Company on September 17, 2015, as amended.

(b)	Not applicable.

(d)	Not applicable.

(g)	Not applicable.

(h)	Opinion of Cooley LLP regarding certain tax matters.****

*	Incorporated by reference to the Horizon Registration Statement on Form S-4 filed on September 8, 2015.
**	Incorporated by reference to Amendment No. 1 to the Horizon Registration Statement on Form S-4 filed on September 25, 2015.
***	Previously filed.
****	To be filed by amendment.